UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012	Commission File Number: 333-175137

Pinafore Holdings B.V.

(Translation of registrant’s name into English)

Fred. Roeskestraat 123, 1076 EE, Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑ Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PURCHASE AGREEMENT

On September 27, 2012, an affiliate of The Sterling Group, a middle market private equity firm based in Houston, Texas, entered into a definitive purchase agreement to acquire all of the equity interests in certain indirect subsidiaries of Pinafore Holdings B.V. (the “Company”) that comprise the Company’s Dexter Axle business. A copy of the release announcing the sale is attached to this Report as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description

99.1	Release dated September 27, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pinafore Holdings B.V. (Registrant)

Date: September 27, 2012	By:	/s/ J.A. Broekhuis
Name: J.A. Broekhuis
Title: Director C